Fidelis Insurance Group Declares Quarterly Dividend
Announces Quarterly Dividend of $0.15 Per Common Share Payable on June 26, 2026

PEMBROKE, Bermuda, May 7, 2026 — Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group” or the “Company”), a strategic capital allocator and risk selector in specialty insurance and reinsurance, announced today that its Board of Directors has approved and declared a dividend of $0.15 per share, payable on June 26, 2026, to common shareholders of record on June 15, 2026.

About Fidelis Insurance Group
Fidelis Insurance Group, which expects to rebrand as Pelagos Insurance Capital in May 2026, subject to all necessary legal and regulatory approvals, is a global specialty insurance and reinsurance company focused on creating value through strategic capital allocation, expert risk selection, and a network of long-term underwriting partnerships.
We have built a strong foundation for scale and profitable growth, underpinned by our disciplined approach to risk selection and our financial strength, which is reflected in our insurer financial strength ratings of A from AM Best, A- from S&P and A3 from Moody’s. Our network of underwriting partners and our highly diversified portfolio enable us to proactively navigate market cycles, offer innovative and tailored solutions, capitalize on favorable risk-reward opportunities, and produce superior returns for shareholders.
For additional information about Fidelis Insurance Group, our people and our products please visit our website at www.fidelisinsurance.com.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute “forward-looking statements,” and are made pursuant to the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding the Company’s timing and ability to pay dividends, the Company’s plans to return capital to shareholders, and the Company's business strategy and plans. These statements reflect management’s current beliefs, expectations, assumptions, estimates and projections. While management believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are neither promises nor guarantees and are subject to known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Important risk factors regarding the Company can be found under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which are incorporated herein by reference, as such factors may be updated from time to time in the Company's subsequent current reports and other filings with the SEC available electronically at www.sec.gov. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to rely on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contact:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk